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                                                                  Exhibit (a)(4)

                        Form Of Cover Letter To Employees
                         Accompanying Offer To Exchange

December 13, 2001

Dear Employee Option Holder:

On behalf of the board of directors and management of Airspan Networks Inc. ("Airspan"), I am writing to you to let you know that we recognize that many of the stock options granted under the Airspan 1998 Stock Option and Restricted Stock Plan, as amended (the "1998 Plan") and the 2001 Supplemental Stock Option Plan (the "2001 Plan" and, together with the 1998 Plan the "Option Plans") may not be providing the intended incentive to our valued employees. In fact, the current economic and industry downturn has resulted in greater than 70% of the stock options currently held by employees being `underwater', that is, with a grant price that is well above the current market price of our common shares.

Accordingly, we are pleased to commence an offer to eligible employees to allow them to exchange their currently outstanding eligible options for new options that we would grant on or about July 19, 2002 with a new exercise price from that date. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

          . Eligible options are only those options granted on or after October 1, 1999 but not later than December 13, 2001under either of the 1998 Plan or the 2001 Plan. For those eligible options with an exercise price (also known as grant price) of US$4.00 or more, we will grant 4 new options for every 5 eligible options tendered for exchange and cancelled in the offer. For those eligible options issued before November 1, 2001 with an exercise price (also known as grant price) of less than US$4.00, we will grant 3 new options for every 4 eligible options tendered for exchange and cancelled in the offer. For those eligible options issued on or after November 1, 2001, we will grant 1 new option for every 1 eligible option tendered for exchange and cancelled in the offer.

          . The terms and conditions of the new options will be substantially similar to the terms and conditions of your eligible options that are tendered and accepted for exchange under the respective Option Plans (except in connection with the employer's national insurance contribution for those employees based in the U.K. (see discussion below)). Options issued in exchange in July will be as though they had proportionately vested during the six month and one day period.

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          .     The per share exercise price of the new options granted to you will equal 100% of the market price of our common shares on the date we grant the new options, currently expected to be July 19, 2002.

          . If you are eligible and decide to tender any of your eligible options, you must tender all of such options. Of course, the decision to participate is your own.

This offer is not open to the public. It is extended only to eligible employees of Airspan or one of its eligible subsidiaries as outlined in the Offer to Exchange. The information provided in the Offer to Exchange goes into greater detail on the eligibility requirements.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the acceptance letter, which is enclosed, NO LATER THAN 5:00 P.M. UXBRIDGE, UK TIME, JANUARY 18, 2002, by regular external mail, courier or facsimile. E-MAIL DELIVERY AND ANY FORM OF INTEROFFICE MAIL CANNOT BE ACCEPTED. It is, however, acceptable for employees to personally hand deliver their letter to Human Resources, provided that it is date stamped and acknowledged as received by Human Resources.

Submit your form or forward any questions you might have about the offer to:

          Barbara Sheard
          Director of Human Resources
          Airspan Networks Inc.
          Cambridge House, Oxford Road
          Uxbridge, Middlesex  UB8 1UN
          United Kingdom
          FAX:  +44 1895 467132

You also may obtain more information at the following number beginning at 9:00 a.m. Uxbridge, UK time on December 13, 2001:

          Telephone: +44 1895 467110

There is no way to predict what the price of our common shares will be between now and on July 19, 2002, or thereafter. It is possible that the market price of our common shares on the date of grant of any new options will be higher than the current exercise price of eligible options. Accordingly, if our stock price were to appreciate materially during this period, you may be better off retaining your eligible options. Thus, eligible employees should make a decision to participate in this offer only after careful, considered thought. Airspan makes no recommendation as to whether you should or should not participate in this offer.

UK-based Employees Only
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When a UK employee exercises stock options, a national insurance contribution is incurred by both the employee and the employer on the amount that is recognized as employment income on the exercise. Legislation was enacted in July of 2000 enabling companies in the U.K. to enter into a joint election with their employees to transfer the liability for the employer's contribution to the stock option holder.

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Consistent with the practice of other U.K. companies, Airspan has adopted this policy for all stock options granted under the Airspan 1998 Plan or 2001 Plan on and after October 1, 1999. As a result, eligible employees who tender options to the offer will be required to enter into a joint election with their employer to transfer the employer's national insurance contribution for all new options granted pursuant to the offer from Airspan to the employee. For more information on the national insurance contribution liability, see UK National Insurance on Stock Options - Questions and Answers, which is enclosed.

In addition to the signature page to the acceptance letter, employees based in the U.K. must also complete and submit in the same manner as the signature page to the acceptance letter a national insurance contribution joint election form for each of the 1998 Plan and the 2001 Plan, which are enclosed, NO LATER THAN 5:00 P.M. UXBRIDGE, UK TIME, JANUARY 18, 2002, by regular external mail, courier or facsimile. E-MAIL DELIVERY AND ANY FORM OF INTEROFFICE MAIL CANNOT BE ACCEPTED. It is, however, acceptable for employees to personally hand deliver their letter and form(s) to Human Resources, provided that it is date stamped and acknowledged as received by Human Resources.

Highly motivated employees are critical to making Airspan the most valued company to our customers, shareholders, and employees and we hope that this program will further that goal. We thank you for your continued efforts on behalf of Airspan.

Sincerely,


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Eric Stonestrom, President and CEO

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